FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	March	2013
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Experience Forum Comes to London Today on a Wave of BlackBerry 10 Support from UK Enterprises	4

Document 1

March 6, 2013

FOR IMMEDIATE RELEASE

BlackBerry Experience Forum Comes to London Today on a Wave of BlackBerry 10 Support from UK Enterprises

More than 100 UK enterprises currently trialling BlackBerry 10

Birmingham and Solihull Mental Health Foundation Trust to roll out 1,800 BlackBerry Z10 smartphone

[London, UK] – BlackBerry® (NASDAQ: BBRY; TSX: BB) is hosting the BlackBerry® Experience Forum for the enterprise community in London today. More than 1,000 UK enterprise customers and developers have registered to attend the full day event (at the ExCel London), which is focused on showcasing the business benefits of the BlackBerry® 10 platform with the BlackBerry® Z10 smartphone and BlackBerry® Enterprise Service 10. Attendees will learn how BlackBerry’s completely re-invented suite of products, solutions and services work seamlessly together to enable enterprises of all sizes to easily deploy, manage, and secure BYOD and corporate mobile devices.

The fully booked event will feature customer presentations from large organisations such as Aviva, and keynote participation from public sector BlackBerry customer Birmingham and Solihull Mental Health Foundation Trust (BSMHFT), which today announces that it will deploy 1,800 BlackBerry Z10 smartphones across the organisation.

Stephen Asante-Boakye , Head of Technical Services, BSMHFT, said: “BlackBerry has been our mobile enterprise solution of choice for a number of years and we’re committed to a full-scale BlackBerry 10 deployment. During April and May, we will roll out 700 BlackBerry Z10 smartphones running on the new BlackBerry Enterprise Service 10, with an additional 1,100 devices set to roll out throughout the remainder of 2013. The combination of BlackBerry’s tried and trusted security and manageability with the new BlackBerry Z10 smartphone gives us confidence that we can continue to deliver a best-in class mobile enterprise experience, which ultimately enables the delivery of a better service to our patients.”

More than 100 UK public and private sector organisations are currently trialling BlackBerry 10. These include BT, Centrica, Aviva, The Co-Operative Group and University Hospital Birmingham.

“BlackBerry is the tried and trusted mobile enterprise solution for public and private sector organisations,” said Rob Orr, Managing Director, UK & Ireland, BlackBerry. “For more than a decade, our unrivalled expertise in delivering best-in-class solutions has made BlackBerry the gold standard in enterprise mobility management, which is again reflected in the phenomenal response that we’ve seen to date with BlackBerry Enterprise Service 10. Today, we’ll show attendees how BlackBerry Enterprise Service 10 is the best solution for providing maximum usability and functionality for the end-user, without compromising on the security and manageability that enterprises need and so strongly associate with BlackBerry.”

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

Media Contact:
Morgan Evans
moevans@blackberry.com
+44 (0) 7703747285

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by Research In Motion Limited (BlackBerry) in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances.  Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements.  BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	March 6, 2013	By:	/s/Brian Bidulka
(Signature)
Brian Bidulka Chief Financial Officer